FILED PURSUANT TO RULE 433

        File No. 333-224495

CITIGROUP INC.

$1,500,000,000

1.678% FIXED RATE / FLOATING RATE CALLABLE GREEN SENIOR NOTES DUE 2024

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Negative Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	May 7, 2020

Settlement Date:	May 14, 2020 (T+5 days)

Maturity:	May 15, 2024

Par Amount:	$1,500,000,000

Treasury Benchmark:	0.250% due April 15, 2023

Treasury Price:	$100-06 3⁄4

Treasury Yield:	0.178%

Re-offer Spread to Benchmark:	T3+150 bp

Re-offer Yield:	1.678%

Fixed Rate Coupon & Payment Dates:

1.678%, payable semiannually in arrears on each May 15 and November 15 from, and including, the Settlement Date to, but excluding, May 15, 2023 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, May 15, 2023 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated May 7, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period as described in the Preliminary Prospectus Supplement) plus 1.667%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on August 17, 2023 and ending at Maturity or any earlier redemption date. An “interest period end date” means the 15th of each February, May, August, November, beginning on August 15, 2023 and ending at Maturity or any earlier redemption date.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,496,250,000 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 14, 2020 (or if additional notes are issued after May 14, 2020, beginning six months after the issue date of such additional notes) and prior to May 15, 2023 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s base prospectus dated June 27, 2019 (the “Prospectus”)), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to May 15, 2023, plus 0.250%.

We may redeem the notes, at our option, (i) in whole, but not in part, on May 15, 2023, or (ii) in whole at any time or in part from time to time, on or after April 15, 2024 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$1,500,000,000

1.678% FIXED RATE / FLOATING RATE CALLABLE GREEN SENIOR NOTES DUE 2024

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

Use of Proceeds:	An amount equal to the net proceeds of the sale of the Notes will be allocated exclusively to finance or refinance in whole or in part, “Eligible Green Assets”, which refers to loans and/or investments made by the Issuer for assets or projects that meet the Issuer’s Green Bond Eligibility Criteria in accordance with the Issuer’s Green Bond Framework. Available on Citi’s Investor Relations website.

CUSIP:	172967 MR9

ISIN:	US172967MR94

Sole Book Manager (73.00%):	Citigroup Global Markets Inc.

Senior Co-Managers (1.00% each):

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

Skandinaviska Enskilda Banken AB (publ)

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

CITIGROUP INC.

$1,500,000,000

1.678% FIXED RATE / FLOATING RATE CALLABLE GREEN SENIOR NOTES DUE 2024

Junior Co-Managers (0.50% each):

AmeriVet Securities, Inc.

ANZ Securities, Inc.

Banca IMI S.p.A.

Bank of China Limited, London Branch

CIBC World Markets Corp.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Suisse Securities (USA) LLC

Danske Markets Inc.

Deutsche Bank Securities Inc.

Drexel Hamilton, LLC

DZ Financial Markets LLC

Erste Group Bank AG

Great Pacific Securities

ICBC Standard Bank Plc

ING Financial Markets LLC

Loop Capital Markets LLC

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

RB International Markets (USA) LLC

Roberts & Ryan Investments Inc.

Samuel A. Ramirez & Company, Inc.

Swedbank AB (publ)

TD Securities (USA) LLC

UBS Securities LLC

United Overseas Bank Limited

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.